Mail Stop 4561

November 7, 2006

Mr. Steven G. Holder
Co-Chief Executive Officer and Chairman
ECC Capital Corporation
1833 Alton Parkway
Irvine, CA 92606

> **Re:** **ECC Capital Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006**
> **and June 30, 2006**
> **Filed May 15, 2006 and August 14, 2006**
> **File No. 1-32430**

Dear Mr. Holder:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Steven Jacobs
Accounting Branch Chief